MONTHLY REPORT - SEPTEMBER, 2007
                               Global Macro Trust
              The net asset value of a unit as of September 30, 2007
                 was $1,114.03, up  6.5% from $ 1,046.09 per unit
                             as of August 31, 2007.

                                       Managing         Unit
                                         Owner        Holders          Total
Net Asset Value (509,556.267      $   5,937,805     527,101,711     533,039,516
   units) at August 31, 2007
Addition of 17,577.332 units on               0      18,387,454      18,387,454
   September 1, 2007
Redemption of 4,215.314 units on             (0)     (4,695,986)     (4,695,986)
   September 30, 2007
Net Income (Loss) - September,          442,987      35,515,685      35,958,672
   2007
                                    -----------  --------------  --------------
Net Asset Value at September 30,  $   6,380,792     576,308,864     582,689,656
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
September 30, 2007 (523,047.351
units inclusive of 129.066
additional units.)                               $     1,114.03


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(27,172,467)     36,998,594

      Change in unrealized gain (loss) on open       65,510,957       7,321,418
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
          Treasury obligations                          239,919       1,863,494


   Interest income                                    2,267,701      19,761,348

   Foreign exchange gain (loss) on margin               556,150         240,525
      deposits

Total: Income                                        41,402,260      66,185,379

Expenses:
   Brokerage commissions                              3,292,235      27,696,080

   20.0% New Trading Profit Share                     1,979,333       2,386,982

   Custody Fees                                          20,924          60,283

   Administrative expense                               151,096       1,339,465


Total: Expenses                                       5,443,588      31,482,810

Net Income (Loss) - September, 2007                $ 35,958,672      34,702,569


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      October 5, 2007


Dear Investor:

Global Macro Trust ("GMT") was up 6.49% for September, 2007. Year-to-date the Trust is up 7.11%.

Trends which were disrupted by the market dislocations of August reasserted themselves in September, and short dollar positions, long stock index positions, long energy positions and long gold positions were all profitable. In addition, the profitable bull market in grains continued and accelerated. Interest rate futures were marginally unprofitable.

After rallying in August as nervous investors bought U.S. Treasury securities, the dollar resumed its fall in September (except against the yen) on an unexpectedly large interest rate cut by the Fed and weakening economic statistics. Long positions in the euro and the currencies of Australia, New Zealand, Canada, Chile, Brazil, India, Turkey, South Africa and seven European countries were profitable. A short position in the Singapore dollar was unprofitable. In non-dollar cross rate trading, profits on long Australian and New Zealand positions, short euro positions, and a long Turkish lira position versus the yen narrowly outweighed losses on long British pound positions versus the Swiss franc and Swedish krona and a long euro position versus the Swedish krona.

Global equity markets seemed to shrug off the subprime mortgage and liquidity panic of August. Long positions in U.S., German, European, Australian, Taiwanese and, most particularly, Chinese and Hong Kong stock index futures were profitable. Short positions in Spanish and British indices generated small losses. Indices in seven other countries were flat.

Energy continued to move higher on the weaker dollar, strong demand and low inventories. Long positions in Brent and WTI crude oil, heating oil and Londo gas oil were profitable. A long position in reformulated gasoline (RBOB) and short positions in Tokyo gasoline and kerosene were flat, and short positions in natural gas were unprofitable.

In the metals markets, gold rallied strongly to a 27-year high, reacting to the falling dollar and concerns over inflation after the Fed cut U.S. interest rates. Long positions in gold, copper and lead were profitable. Six other metals were flat.

Drought conditions in Australia and Ukraine and strong global demand sent wheat to all time highs over $9 per bushel, and other grains rallied as well. Long positions in Chicago and Kansas City wheat, soybeans, soybean meal, soybean oi and corn were profitable. In other agricultural markets, a loss on a short sugar position narrowly outweighed profits on a long position in cotton and a short position in live hogs. A long position in cocoa and a short position in rubber were flat.

Interest rate futures trading was uneventful in September despite the turmoil in August and resulted in a small loss.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman